UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________
FORM 11-K
 (Mark One)
\X\  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

 \ \  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-6682
__________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HASBRO, INC. RETIREMENT SAVINGS PLAN
__________________________

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

HASBRO, INC.
1027 Newport Avenue
Pawtucket, RI 02861

REQUIRED INFORMATION

I.    FINANCIAL STATEMENTS

The following Plan financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

  Report of Independent Registered Public Accounting Firm
  Statements of Net Assets Available for Plan Benefits as of December 31, 2014 and 2013
  Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2014 and 2013
  Notes to Financial Statements

  Supplemental Schedule:
   Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

  Other schedules are omitted as the required information is not applicable.

II.    EXHIBITS

23    Consent of Independent Registered Public Accounting Firm

SIGNATURES
  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of Hasbro, Inc. to administer the Plan has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                                                                              Hasbro, Inc. Retirement Savings Plan
Date: June 25, 2015                                                                                        /s/ Deborah Thomas
                                                                                                                              Deborah Thomas
                                                                                                                              Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Plan Administrator
 Hasbro, Inc. Retirement Savings Plan:
We have audited the accompanying statements of net assets available for plan benefits of the Hasbro, Inc. Retirement Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for plan benefits for the years then ended.   These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying schedule H, line 4i - schedule of  assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule H, line 4i- schedule of assets (held at end of year) as of December 31, 2014 is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ KPMG LLP
Providence, Rhode Island
June 25, 2015

HASBRO, INC. RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2014 and 2013

	2014	2013
Assets
Cash	$3,633,452	5,299,423
Investments, at fair value	479,919,937	463,181,270
Wrapper contracts, at fair value	20,018	25,238
Total investments and cash (Note 3)	483,573,407	468,505,931

Receivables:
Notes receivable from participants	6,663,480	6,335,902
Employer contributions	5,909,079	5,692,331
Due from brokers for securities sold	101,294	125,358
Total receivables	12,673,853	12,153,591
Total assets	496,247,260	480,659,522

Liabilities
Payables for securities purchased	175,592	142,145
Accrued expenses	63,432	110,890
Total liabilities	239,024	253,035

Net assets, reflecting investments at fair value	496,008,236	480,406,487
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(985,139)	(1,205,770)
Net assets available for plan benefits	$495,023,097	479,200,717

See accompanying notes to financial statements.

HASBRO, INC. RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2014 and 2013

	2014	2013
Changes in net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$28,761,132	78,560,453
Dividends and interest	6,467,764	10,505,982
Total investment income (Note 3)	35,228,896	89,066,435

Contributions:
Rollovers	1,178,131	1,000,819
Participant contributions	16,034,529	15,859,385
Employer matching and other contributions	16,349,747	15,845,931
Total contributions	33,562,407	32,706,135

Termination, withdrawal, and retirement payments directly to participants	(52,747,242)	(74,805,422)
Administrative expenses	(221,682)	(296,728)
Net increase	15,822,379	46,670,420

Net assets available for plan benefits:
Beginning of year	479,200,717	432,530,297
End of year	$495,023,097	479,200,717

See accompanying notes to financial statements.

HASBRO, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(1) Description of Plan

The following brief description of the Hasbro, Inc. Retirement Savings Plan ("the Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

(a) General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and is available to substantially all domestic employees of Hasbro, Inc. and certain subsidiaries (collectively "the Company", "Plan Administrator" or "Plan Sponsor"). Participation in the Plan is voluntary and eligibility provisions apply.

(b) Contributions

Eligible employees may contribute up to 50% of their eligible pay, limited to an annual maximum of $17,500 in 2014 and 2013. Contributions may be limited to less than the maximum percentage of eligible pay to enable the Company to meet IRS discrimination regulations. The Company makes a matching contribution, except for Milton Bradley union employees, of 200% of the first 2% of the participants' eligible pay that they contribute per pay period, plus a 50% match of the next 4% of participants' eligible pay that they contribute per pay period up to a maximum matching contribution of 6% of a participant's eligible pay per pay period. During 2014 and 2013 the Company's matching contribution for Milton Bradley union employees was 45%, up to a maximum of 6% of a participant's eligible pay per pay period.

The Company may also make a discretionary annual contribution, made after the close of each year, targeted at 3% of eligible pay for non-union employees.

All eligible employees who have reached age 50 by the end of the calendar year are permitted to make additional pre-tax deferrals over and above the otherwise applicable limits. These additional deferrals are called "catch-up contributions".  The Company does not make matching contributions on these catch-up contributions.  Catch-up contributions may be made up to an additional $5,500 for 2014 and 2013.

(c) Vesting

All participants currently employed by the Company own, or are vested in, 100% of both employee contributions and the Company's matching contributions to the Plan. Participants become 100% vested in the Company's annual contribution after three years of vesting service. Participants earn one year of vesting service for each calendar year in which the participant has worked at least 1,000 hours.

(d) Forfeitures

The unvested portion of a terminated participant's account is forfeited and used to reduce future employer contributions. Forfeitures were $148,023 and $201,809 in 2014 and 2013, respectively.

(e) Payment of Benefits

Payments to participants will be paid upon retirement, disability, or termination of employment. The account balance will be paid to a beneficiary upon death of the participant. Participants in the Plan have the option of receiving their benefit payments either in a lump sum or in periodic installments. Participants, except for terminated participants, may also make in-service withdrawals from their Pre-Tax Savings Contribution Account in the event of a demonstrated severe financial hardship as defined by the IRS Safe Harbor rules. Participants who have reached age 59 ½ may make in-service withdrawals from their vested accounts in the Plan for any reason.

(f) Notes Receivable from Participants

The maximum loan available to each participant is the lesser of (1) $50,000 reduced by the highest outstanding loan balance due from the participant during the preceding twelve months, or (2) 50% of the participant's vested account balance, reduced by the current outstanding loan balance due from the participant. The minimum loan amount available to participants is $500. Each loan shall bear a fixed interest rate equal to the prime interest rate as published in the Wall Street Journal on the last day of the previous month. Repayment of the loan must be made over a period not to exceed five years, unless it is for the purchase of a primary residence, in which case the loan period cannot exceed ten years.

(2) Summary of Accounting Policies

(a)	Basis of Accounting

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates. The accompanying financial statements are presented on the accrual basis of accounting. Benefits payable at year end are not accrued for as they are considered to be a component of the net assets available for plan benefits.

(b)	Investments

Investments are stated at fair value. See Note 8 for a discussion of the methods used to determine the fair value of investments held by the Plan.

In 2014 and 2013 certain investment options offered by the Plan were deemed to be fully benefit-responsive investment contracts. Accounting standards require that these investments be reported at fair value. However, contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits.  Accordingly, these investments are reflected in the Statements of Net Assets Available for Plan Benefits at their fair values, with corresponding adjustments to reflect these investments at their contract values. See Note 3 for further information on these investments.

Security transactions received prior to 4:00 pm Eastern time by the Trustee are recognized on that business day. Transactions received after 4:00 pm Eastern time are valued as of the next business day.

Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

Net appreciation in the fair value of investments includes both realized and unrealized gains and losses.

(c)	Notes Receivable from Participants

Notes receivable from participants are recorded at the outstanding principal balance plus accrued interest.

(d)	Contributions

Contributions from employees are recorded by the Plan when deducted from employees' wages. The Company's matching contributions are accrued at the time the employee's contributions are deducted. For the years ended December 31, 2014 and 2013, employer and employee contributions for the last pay period of the year were paid to the Plan prior to the Plan's year end. The Annual Company contributions for 2014 and 2013 were paid to the Plan subsequent to the end of each Plan year and are recorded as employer contributions receivable on the Statements of Net Assets Available for Plan Benefits at year end.

(e)	Payments of Benefits

Benefits are recorded when paid.

(f)	Administrative Expenses

The Plan bears all costs and general expenses incurred with regard to investment consulting, audit, legal and communication fees, other professional fees, independent fund managers and the purchase and sale of investments. Other costs of administration are paid for by the Plan Administrator.

(3) Investment Information

Participants may elect to have their accounts invested in one or more of the investment funds offered by the Plan. At December 31, 2014, investment funds offered by the Plan included the following nationally traded mutual funds: the Cambiar Small-Cap Institutional Fund, the MFS Institutional International Equity Fund, the PIMCO Total Return Fund, the Dodge & Cox Stock Fund, the Dreyfus Limited Term High Yield Bond Fund, and the JP Morgan US Large Cap Core Plus R5 Fund. Investment funds offered by the Plan at December 31, 2014 also included the following commingled funds: BlackRock Trust Company MSCI ACWI ex-US IMI Index Fund (BTC ACWI EX US NL R), BlackRock Trust Company Russell 2500 Index Fund (BTC RSL 2500 NL M), BlackRock Trust Company Equity Index Fund (BTC Equity IDX NL M), JPM SmartRetirement Income, JPM SmartRetirement 2015, JPM SmartRetirement 2020, JPM SmartRetirement 2025, JPM SmartRetirement 2030, JPM SmartRetirement 2035, JPM SmartRetirement 2040, JPM SmartRetirement 2045, JPM SmartRetirement 2050, and Fidelity Growth Company Commingled Pool. The following changes were made to the investment funds during 2014: the BTC ACWI EX US NL R Fund, the BTC RSL 2500 NL M Fund, and the BTC Equity IDX NL M Fund were added as new investment options, the Fidelity Growth Company Fund was replaced with the Fidelity Growth Company Commingled Pool, the BlackRock Equity Index Fund H was removed and existing balances were transferred to the BTC Equity IDX NL M Fund, the Vanguard Mid-Cap Index Fund and Vanguard Small-Cap Index Fund were removed with existing balances from both funds transferred to the BTC RSL 2500 NL M Fund, and the JPM SmartRetirement 2010 Fund was combined with the JPMSmartRetirement Income Fund.  There were no other changes to the investment funds offered in 2014.
Participants can elect to invest up to 25% of their contributions in the Hasbro Stock Fund which is a unitized stock fund that invests in the stock of Hasbro, Inc. and other short term investments designed to allow participants to buy and sell without the usual trade settlement period for individual stock transactions. Ownership is measured in units of the fund instead of shares of common stock. Participants cannot elect to reallocate their investment funds if that would result in greater than 25% of their account invested in the Hasbro Stock Fund. The fair value of the cash and investments of the Hasbro Stock Fund was $13,876,894 as of December 31, 2014 and $13,463,450 as of December 31, 2013.
The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts ("synthetic GICs") as part of offering the JP Morgan Stable Asset Fund investment option to participants. Participant contributions to this fund are primarily used to purchase units of commingled funds, which are invested in a high-quality fixed income portfolio.
The JP Morgan Stable Asset Fund enters into wrapper contracts with insurance companies which provide a guarantee with respect to the availability of funds to make distributions from this investment option. These contracts are carried at contract value in the participants' accounts. The issuer of the wrapper contracts is contractually obligated to repay the principal, as well as a specified interest rate that is set on a quarterly basis. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
To the extent that the underlying portfolio has unrealized and/or realized losses, a positive adjustment is made when reconciling from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made when reconciling from fair value to contract value and, in the future, the crediting rate may be higher than the current market rates. The contracts cannot credit an interest rate that is less than zero percent.
The JP Morgan Stable Asset Fund and the wrapper contracts purchased by that fund are designed to pay all participants at contract value. However, certain events limit the ability of the Plan to transact at contract value. These events include but are not limited to premature termination of the contracts by the Plan or Plan termination. The Plan Sponsor has not expressed any intention to take either of these actions.
As of December 31, 2014 and 2013, the fair values of the wrapper contracts were $20,018 and $25,238, respectively. The remainder of the synthetic guaranteed investment contracts in the JP Morgan Stable Asset Fund as of December 31, 2014 and 2013 are summarized below:
	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value
December 31, 2014
Monumental Life Insurance Co.	AA-	$26,899,425	20,018	(498,979)
Voya Insurance and Annuity Co.	A-	27,303,758	-	(486,160)
All Contracts		$54,203,183	20,018	(985,139)

December 31, 2013
Monumental Life Insurance Co.	AA-	$30,975,811	25,238	(612,933)
ING Life Insurance and Annuity Co.	A-	31,246,811	-	(592,837)
All Contracts		$62,222,622	25,238	(1,205,770)

Participant accounts in the JP Morgan Stable Asset Fund are credited with interest at a fixed rate that is based on an agreed-upon formula as defined in the contracts. The rate typically resets quarterly; however, the rate may reset more frequently under certain circumstances. The primary variables which could impact the future crediting rates include (1) the amount and timing of participant contributions, (2) transfers and withdrawals into/out of the contract, (3) the current yield of the assets underlying the contract, (4) the duration of the assets underlying the contract and (5) the existing difference between fair value of the securities and the contract value of the assets within the insurance contract. The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.
The average yields earned by the entire JP Morgan Stable Asset Fund for the years ended December 31, 2014 and 2013 were 1.53% and 1.41%, respectively. The average yields earned by the JP Morgan Stable Asset Fund, adjusted to reflect the actual interest rate credited to participants in the fund, for the years ended December 31, 2014 and 2013 were 2.10% and 2.28%, respectively.

In addition to the JP Morgan Stable Asset Fund described above, the following table represents the fair value of other investments which were 5% or more of the Plan's net assets as of December 31, 2014 and 2013:

	2014	2013
Fidelity Growth Company Pool Fund	$76,701,710	-
Fidelity Growth Company Fund	-	71,790,858
BTC Equity Index NL M Fund	55,897,803	-
BTC Russel 2500 NL M Fund	51,098,312	-
BTC S&P 500 Index Fund	-	50,365,318
Dodge & Cox Stock Fund	42,053,007	40,443,502
MFS Institutional International Equity Fund	28,418,215	30,824,965
PIMCO Total Return Fund	26,985,523	29,146,423
Vanguard Small-Cap Index Institutional	-	28,198,927

During 2014 and 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $28,761,132 and $78,560,453, respectively, as follows:

	Year Ended December 31,
	2014	2013
Shares in registered investment companies	$9,894,169	44,930,598
Units of common collective trusts	18,484,553	28,771,655
Hasbro Stock Fund	382,410	4,858,200
	$28,761,132	78,560,453

(4) Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research Company, an affiliate of the Trustee, and, therefore, qualify as party-in-interest transactions. Additionally, the Plan holds investments in shares of Hasbro, Inc. common stock. The Plan had 240,337 and 230,345 shares of Hasbro, Inc. common stock valued at $13,216,132 and $12,836,639, respectively, as of December 31, 2014 and 2013. These transactions qualify as exempt party-in-interest transactions.

(5) Plan Termination

Upon termination of the Plan and trust, each Participant shall be entitled to receive the vested amount standing to the credit of their account as of the final valuation date. The Trustee shall make payments of such amounts as directed by the Plan Administrator.

Although the Company has not expressed any intent to do so, it reserves the right to terminate the Plan at any time subject to ERISA provisions.

(6) Risks and Uncertainties

The Plan provides for investments in various funds, which invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic and political risks, regulatory changes, and foreign currency risk. In addition, participants may elect to invest up to 25% of their contributions in the Hasbro Stock Fund. The underlying performance of this fund is dependent upon the performance of the Company and the market's evaluation of such performance. The Plan's exposure to a concentration of credit risk is subject to the Plan's investment funds selected by participants. These risks and uncertainties could impact participants' account balances and the amounts reported in the financial statements.

(7) Federal Income Taxes

The Internal Revenue Service issued a determination letter on April 6, 2012, which expires on January 31, 2016, stated that the Plan and its underlying trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC), and therefore, are exempt from federal income taxes.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(8) Fair Value Measurements

The Plan measures certain assets at fair value. The fair value hierarchy consists of three levels: Level 1 fair values are valuations based on quoted market prices in active markets for identical assets or liabilities that the entity has the ability to access; Level 2 fair values are those valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities; and Level 3 fair values are valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Plan had the following assets measured at fair value in its Statements of Net Assets Available for Plan Benefits:

		Fair Value Measurements Using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2014
Cash and Cash Equivalents	$3,633,452	3,633,452	-	-
Hasbro, Inc. Common Stock	13,216,132	13,216,132	-	-
Mutual Funds	115,041,336	115,041,336	-	-
Commingled Funds	297,459,286	-	297,459,286	-
Synthetic GICS:
Commingled Funds	54,203,183	-	54,203,183	-
Wrapper Contracts	20,018	-	-	20,018
Total Synthetic GICS	54,223,201	-	54,203,183	20,018
Total Investments and Cash	$483,573,407	131,890,920	351,662,469	20,018

December 31, 2013
Cash and Cash Equivalents	$5,299,423	5,299,423	-	-
Hasbro, Inc. Common Stock	12,836,639	12,836,639	-	-
Mutual Funds	238,277,141	238,277,141	-	-
Commingled Funds	149,844,868	-	149,844,868	-
Synthetic GICS:
Commingled Funds	62,222,622	-	62,222,622	-
Wrapper Contracts	25,238	-	-	25,238
Total Synthetic GICS	62,247,860	-	62,222,622	25,238
Total Investments and Cash	$468,505,931	256,413,203	212,067,490	25,238

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Hasbro, Inc. Common Stock: Valued at the composite closing price reported on The Nasdaq Global Select Market.

Mutual Funds: Valued at the net asset value ("NAV") of shares held by the plan at year-end.

Commingled Funds: Valued using the NAV which is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Investments valued using the NAV are redeemable on a daily basis.

Synthetic Guaranteed Investment Contracts: The synthetic GICs are comprised of wrapper contracts and underlying investments as detailed in the table above and described in Note 3. The fair value of the wrapper contracts represents the difference between the replacement cost and actual cost of the contracts and is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, an appropriate discount rate and the duration of the underlying portfolio securities. These inputs are considered unobservable inputs in that they reflect the Plan's own assumptions about the inputs that market participants would use in pricing the asset or liability. The Plan believes that this is the best information available for use in the fair value measurement. The underlying assets are valued as described above.  The fair value measurement of the wrapper contracts which use significant unobservable inputs for 2014 and 2013 were $20,018 and $25,238, respectively.

The following is a reconciliation of the beginning and ending balances of the fair value measurements of the wrapper contracts which use significant unobservable inputs (Level 3):

	2014	2013
Beginning Balance	$25,238	26,858
Unrealized losses	(5,220)	(1,620)
Ending Balance	$20,018	25,238

 (9) Reconciliation to Form 5500

The accompanying financial statements are presented on the accrual basis of accounting and include certain accrued administrative expenses and employer contributions receivable which are not accrued on the Form 5500.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 at December 31, 2014 and 2013.
	2014	2013
Per financial statements	$495,023,097	479,200,717
Employer contributions receivable	(5,909,079)	(5,692,331)
Accrued administrative expenses	57,119	98,326
Adjustment from contract value to fair value for fully-benefit responsive investment contracts	985,139	1,205,770
Per Form 5500	$490,156,276	474,812,482

The following is a reconciliation of the changes in net assets available for plan benefits per the financial statements to the Form 5500 for the years ended December 31, 2014 and 2013.
	2014	2013
Per financial statements	$15,822,379	46,670,420
Prior year employer contributions receivable	5,692,331	8,437,587
Prior year accrued administrative expenses	(98,326)	(54,957)
Prior year adjustment from contract value to fair value for fully-benefit responsive investment contracts	(1,205,770)	(3,081,306)
Current year employer contributions receivable	(5,909,079)	(5,692,331)
Current year accrued administrative expenses	57,119	98,326
Current year adjustment from contract value to fair value of fully-benefit responsive investment contracts	985,139	1,205,770
Per Form 5500	$15,343,794	47,583,509

HASBRO, INC. RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
	Mutual Funds
	Dodge & Cox Stock Fund	232,414 shares in registered investment company	$42,053,007
	MFS Institutional International Equity Fund	1,359,073 shares in registered investment company	28,418,215
	PIMCO Total Return Fund	2,531,475 shares in registered investment company	26,985,523
	JP Morgan US Large Cap Core Plus Fund Class R5	289,449 shares in registered investment company	8,541,627
	Dreyfus Limited Term High Yield Bond Fund	1,200,574 shares in registered investment company	7,743,705
	Cambiar Small-Cap Institutional Fund	64,898 shares in registered investment company	1,299,259
	Commingled Funds
*	Fidelity Growth Company Pool	6,397,140 units in common collective trust	76,701,710
	BTC Equity Index NL M	3,591,319 units in common collective trust	55,897,803
	BTC RSL 2500 NL M	3,401,497 units in common collective trust	51,098,312
	JPM SmartRetirement 2025	941,088 units in common collective trust	22,586,109
	JPM SmartRetirement 2030	971,996 units in common collective trust	18,905,324
	JPM SmartRetirement 2020	830,318 units in common collective trust	15,751,137
	JPM SmartRetirement 2035	689,481 units in common collective trust	16,513,061
	JPM SmartRetirement 2040	733,837 units in common collective trust	14,522,635
	JPM SmartRetirement 2045	342,036 units in common collective trust	8,150,708
	JPM SmartRetirement 2015	412,593 units in common collective trust	7,385,423
	JPM SmartRetirement Income	284,604 units in common collective trust	4,752,889
	JPM SmartRetirement 2050	205,714 units in common collective trust	4,632,677
	BTC ACWI EX US NL R	43,005 units in common collective trust	561,498

	Synthetic Guaranteed Investment Contracts (Collectively, JP Morgan Stable Asset Fund)
	Wrapper Contracts:
	Monumental Life Insurance Co. Wrapper Contract		20,018
	Commingled Funds:
	JPMCB Intermediate Bond Fund	3,594,376 units in common collective trust	54,203,183

	Common Stock
*	Hasbro Stock Fund	240,337 shares of Hasbro, Inc. common stock	13,216,132

	Cash and Cash Equivalents
*	Fidelity STIF	Cash equivalents	2,972,690
*	Hasbro Stock Fund	Cash	660,762

	Investments and Cash		$483,573,407

*	Notes Receivable from Participants	722 loans with interest rates from 3.25% to 8.25% and maturity dates from 2015 to 2023	$6,663,480

A column for cost has been omitted as investments are participant directed.
*Party-in-interest.
See accompanying report of independent registered public accounting firm.